Luis Carrillo, Esq.* Direct Dial: (619) 399-3102 CA Bar Number: 237540 *Also admitted in NY & NJ luis@steadylaw.com

March 09, 2007

Mr. Jeffery Riedler
Ms. Amy Bruckner
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Drayton Harbor Inc. Amendment #3 to the Registration Statement on Form SB-1 Filed March 01, 2007. File No.333-137160

Dear Mr. Riedler and Ms. Bruckner,

In response to your letter of March 6, 2007, Drayton Harbor Resources Inc. has made changes to its filing.

Form SB-1#3
Report of Independent Registered Public Accounting Firm, page F-1

1. A submission error on our part resulted in the report of our independent auditors, Moore & Associates, Chartered being dated February 26, 2007 instead of the correct date of February 14th, 2007. We have revised our disclosure to include an updated audit report dated February 14, confirming that our auditor completed its fieldwork on February 14th, 2007.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Assets, page F-7
Mineral Property, page F-8

2. We have revised our disclosure under this heading to revise our reference to SFAS No. 89. to indicate the correct reference to paragraph 14 of SFAS No. 89

Income, page F-8

3. We have revised our disclosure under this heading and in “Liquidity and Capital Resources” to remove our reference to SFAS No. 121 and replaced it with a reference to SFAS No. 144. We have also revised our disclosure in both places to clarify what is meant by “held and used for impairment.”

If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,

STEADYLAW GROUP, LLP

By:	/s/ LUIS CARRILLO
Luis Carrillo, Esq.